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                 July 12, 2022

       Matthew Diamond
       Chief Financial Officer
       Hudson Global, Inc.
       53 Forest Avenue, Suite 102
       Old Greenwich, CT 06870

                                                        Re: Hudson Global, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2022
                                                            File No. 333-265936

       Dear Mr. Diamond :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Taylor Beech at 202-551-4515 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services